October 24th, 2022





BUSINESS PLAN

Clear Protocol, Inc.

2108 N Street, Suite C, Sacramento, California 95816

Business Sector: Information Technology

Clear Protocol, Inc.is an independent corporation (C-corp). Incorporated in California on May 11th, 2016, for the express purpose of commercializing the Clear Protocol® information technology.

Company History

The co-founders saw the need for an Information Technology tool for clinicians, specifically focused on validating clinical procedures. In January of 2015 they started working full-time on the business. Between the two founders there is decades of experience in nursing, hospitals, and general business.

A provisional patent was filed promptly by the end of February 2015. Clear Protocol, Inc. was incorporated mid-2016 as a California C-corporation and proceeded to build a proof-of-concept prototype. The trademark for "Clear Protocol" was received in 2018. US utility patent 10,318,928 B1 was issued in 2019. US utility patent 11,341,460 B2 was issued in May of this year (2022). Along the way, a renowned team of subject matter experts has come together, including outstanding doctors with healthcare IT deployment experience.

In 2021, we filed with the SEC for crowd funding (RegCF).

In May and September of this year (2022) Clear Protocol, Inc. received its first outside capital.

In June, 2022 we hired a renowned survey firm to conduct a detailed user survey (nearly 200 active, working physicians) and a comprehensive report on their opinions. This will be used to guide marketing efforts and prototype design.

The Goals and Objectives

Overall goal: Promote contemporaneous validation as part of the standard of care in medicine.

Current goals: Finalize the development, and pilot-test our product, Clear Protocol® in actual operation with our physician advisors and/or other physician offices or clinics. Establish a new capital raising campaign. Begin sales as soon as practicable in 2023.

The Product

Clear Protocol® is Information Technology for healthcare. An AI-powered tool that saves doctors hours a day.

With Clear Protocol®, doctors will be able to validate medical procedures contemporaneously - without having to type or use hand-held electronics. Clear Protocol® uses electronic wearables, it is hands-free, and voice operated. Users can select a procedure and validate it in real time. Completed protocols are logged automatically.

The Target Market

Our initial target market is clinics, physician offices, and hospitals. The near-term addressable market is physician offices and clinics near us, within the state.

Pricing Strategy

The goal is to establish recurring revenue. We will charge a subscription per per user. There will be separate charges for customization, installation, and training.

The Competitors

The main competition consists of consumer-type devices adapted for a medical setting: A desktop computer on a rolling cart, or possibly a laptop, a tablet, or smartphone being held in the hands. These are impractical due to potential hand contamination, the inconvenience of being out of reach, out of view, interruption, and distraction.

Our product Clear Protocol® uses digital wearables instead, and it is hands-free, voice operated. It will produce the best, most reliable documentation: contemporaneous - with the least effort.

Ownership Background

Ernest M. Kestone (shareholder, 1 of 2 co-founders):

Ernest Kestone has been CEO of Clear Protocol, Inc. since incorporation in May 2016. Prior to that, Mr. Kestone worked full time for over a year, filing the provisional patent, researching the market, networking, and consulting with professionals in IT and healthcare.

Before Clear Protocol, Inc., Mr. Kestone worked as project manager since 1984. Managing multi-family residential construction projects and including commercial and some medical offices. He then continued with a progression of unique major projects. He successfully administered these projects at the executive management level (subcontracting, purchasing materials, components, budget & schedule). Many of Mr.

Kestone's projects have been full scope real estate development starting with the acquisition of land, some of them as part-owner/general partner in collaboration with project architects, engineers, and government officials. Until starting Clear Protocol in 2015, Mr. Kestone held for over ten years a California general contractor's license (as an individual or as a corporate officer). As a result of these previous experiences, Mr. Kestone is aware of the importance of frequent communication among project members and of creating a realistic business plan, timeline, and budget. Mr. Kestone has the expertise, leadership, training, and motivation necessary to successfully manage the development of the Clear Protocol system.

Marie L. Kestone (shareholder, 1 of 2 co-founders):

Trained as a Registered Nurse. Worked many years in major hospitals, then inhome geriatric nursing. Ms. Kestone is instrumental in developing Clear Protocol into a system that is practical for clinicians to use.

Company Assets

Cash $34,680.

Property and Equipment, net $1,387

Other Assets: US Patents (actual expense/book value) $7,866

Other Assets: US Trademark (actual expense/book value) $400.

Product Patents

As mentioned, Clear Protocol, Inc. has been issued US Patent No. US 10,318,928 B1, Computerized Contemporaneous Process Control and Quality Assurance in 2019, and US utility patent 11,341,460 B2 in 2022.

US Trademark Registration Number 5,462,464. Class 42: Planning, design, and management of Information Technology Systems.

Future Products

Clear Protocol® will be usable for other commercial applications, such as law offices, veterinary medicine, food production facilities, breweries, restaurants, and bars.

The Management

Clear Protocol, Inc. has a conventional corporate management structure consisting of a Board of Directors, overseeing a president (CEO).

Staffing

We currently have three full-time founders/employees, and around twenty consultants/advisors who collaborate as needed. We look forward to hiring additional staff as outlined in our projection.

Capital Requirements Plan

We are currently raising $124,000 via Regulation Crowdfunding, and an amount TBD under a Regulation D offering to accredited investors. The funds will be used primarily to finalize product development and test with users (doctors), further investor outreach, and marketing.

Capital Repayment Plan

This is an early equity investment in a startup company, so returns are expected to be in stock appreciation, as well as a potential buyout of the company.

www.ClearProtocol.com